UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 17, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 16, 2018, regarding the Share Buy-back Transactions.

Istanbul, August 16, 2018

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Board of Directors’ share buy-back decisions on July 27, 2016 and January 30, 2017, our company purchased a total of 923,000 shares at a price range of TRY 10.67 – 10.96 totaling TRY 9,995,309 on August 15, 2018. With this transaction, our ratio of shares in company capital have reached 0.468%.

The details of the transaction are listed below.

Transaction Date	Type of Transaction	Nominal Value of Shares Subject to Transaction (TRY)	Transaction Price (TRY / Unit)	Transaction Value (TRY)	Nominal Value of Shares Owned Before Transaction (TRY)	Ratio of Shares Owned in Company Capital Before Transaction (TRY)	Nominal Value of Shares Owned After Transaction (TRY)	Ratio of Shares Owned in Company Capital After Transaction (TRY)
15.08.2018	Buy	9,989	10.67	106,583	9,376,042	0.426%	9,386,031	0.427%
15.08.2018	Buy	20,011	10.68	213,717	9,386,031	0.427%	9,406,042	0.428%
15.08.2018	Buy	7,367	10.69	78,753	9,406,042	0.428%	9,413,409	0.428%
15.08.2018	Buy	5,633	10.70	60,273	9,413,409	0.428%	9,419,042	0.428%
15.08.2018	Buy	169	10.73	1,813	9,419,042	0.428%	9,419,211	0.428%
15.08.2018	Buy	44,910	10.74	482,333	9,419,211	0.428%	9,464,121	0.430%
15.08.2018	Buy	15,000	10.75	161,250	9,464,121	0.430%	9,479,121	0.431%
15.08.2018	Buy	40,000	10.77	430,800	9,479,121	0.431%	9,519,121	0.433%
15.08.2018	Buy	19,831	10.78	213,778	9,519,121	0.433%	9,538,952	0.434%
15.08.2018	Buy	130,500	10.79	1,408,095	9,538,952	0.434%	9,669,452	0.440%
15.08.2018	Buy	95,090	10.80	1,026,972	9,669,452	0.440%	9,764,542	0.444%
15.08.2018	Buy	50,000	10.81	540,500	9,764,542	0.444%	9,814,542	0.446%
15.08.2018	Buy	36,600	10.82	396,012	9,814,542	0.446%	9,851,142	0.448%
15.08.2018	Buy	45,000	10.83	487,350	9,851,142	0.448%	9,896,142	0.450%
15.08.2018	Buy	60,000	10.84	650,400	9,896,142	0.450%	9,956,142	0.453%
15.08.2018	Buy	55,000	10.85	596,750	9,956,142	0.453%	10,011,142	0.455%
15.08.2018	Buy	23,400	10.86	254,124	10,011,142	0.455%	10,034,542	0.456%
15.08.2018	Buy	5,000	10.87	54,350	10,034,542	0.456%	10,039,542	0.456%
15.08.2018	Buy	49,500	10.89	539,055	10,039,542	0.456%	10,089,042	0.459%
15.08.2018	Buy	60,000	10.90	654,000	10,089,042	0.459%	10,149,042	0.461%
15.08.2018	Buy	75,000	10.91	818,250	10,149,042	0.461%	10,224,042	0.465%
15.08.2018	Buy	20,000	10.92	218,400	10,224,042	0.465%	10,244,042	0.466%
15.08.2018	Buy	20,000	10.93	218,600	10,244,042	0.466%	10,264,042	0.467%
15.08.2018	Buy	20,000	10.94	218,800	10,264,042	0.467%	10,284,042	0.467%
15.08.2018	Buy	5,000	10.95	54,750	10,284,042	0.467%	10,289,042	0.468%
15.08.2018	Buy	10,000	10.96	109,600	10,289,042	0.468%	10,299,042	0.468%

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 17, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 17, 2018	By:	/s/ Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Turkcell Group Reporting & Tax Management Director